October 25, 2005


                                                              Thomas J. Poletti
                                                              310.552.5045
                                                              Fax:  310.552.5001
                                                              tpoletti@klng.com

Via Edgar and Fed Ex
--------------------

Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn:  John Reynolds

Re:   SRKP 2, Inc.
      Registration Statement on Form SB-2
      File Number:  333-124164
      Amendment No. 3 filed August 19, 2005

Dear Mr. Reynolds:

On behalf of SRKP 2, Inc. (the "Company") we hereby transmit for filing Amendment No. 4 to Form SB-2 filed April 19, 2005 ("Amendment No. 4"). We are also forwarding to you via Fed Ex courtesy copies of this letter and Amendment No. 4 (marked to show changes and additions from Amendment No. 3 to the Registration Statement filed June 30, 2005 ("Amendment No. 3")). We have been advised that changes in Amendment No. 4 from Amendment No. 3, as submitted herewith in electronic format, have been tagged.

Based upon the Staff's review of Amendment No. 3, the Commission issued a comment letter dated October 11, 2005. The following consists of the Company's responses to the Staff's comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following. Please note that page number references in your comments may not refer to the same page number(s) in Amendment No. 4.

Management, page 17

      1. Comment: Provide disclosure to detail the nature of the NASD action against Mr. Rappaport.

            Response: We note your comment and have revised the prospectus accordingly.

Blank Check Company Experience, page 19

      2. Comment: Supplementally provide a listing of the purchasers of shares in the offering by SRKP 1, including the name, address, and number of shares purchased by each purchaser.

Office of Emerging Growth Companies
Securities and Exchange Commission
October 25, 2005
Page 2

      Response: Please find below the requested information with respect to the sole purchaser in the offering by SRKP 1, Inc.

      Name and Address                           Number of Shares
      ----------------                           ----------------
      TMC Holdings LTD                                700,000
      86 Tonche Terrace
      Shokan, New York 12481


Conduct of the Offering, page 24

      3. Comment: Supplementally provide to the staff an analysis as to how the utilization of Mr. Krinsky in this offering meets the terms of Rule 3a4-1. In particular, we note that Mr. Krinsky will be operating out of the offices of Westpark Capital.

            Response: In accordance with the requirements of Rule 3a4-1, Mr.
            Krinsky:

            (1) will not be subject to a "statutory disqualification" as that term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934 at the time of his participation in the sale of the Company's securities;

            (2) will not be compensated in connection with his participation in the sale of the Company's securities by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

            (3) will not be an associated person of a broker or dealer at the time of his participation in the sale of our securities. In this regard, please note that (i) Mr. Krinsky will not be operating out of the offices of Westpark Capital and (ii) as discussed in our responses to comments 1 and 2 from your letter of August 4, 2005, Mr. Krinsky's activities with respect to the offering will not fall within the statutory definition of a broker or dealer; and

            (4) will not participate in the making of the offering other than by the delivery of the prospectus or by responding to inquiries by prospective investors, which responses will be limited to the information contained in the Registration Statement; he will not make any oral solicitations with respect to the Company's securities.

If you have any questions or further comments, please do not hesitate to contact the undersigned or Michael S. Yu at (310) 552-5000 or via fax at (310) 552-5001 with any questions.

Office of Emerging Growth Companies
Securities and Exchange Commission
October 25, 2005
Page 2




Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti


cc:  Richard Rappaport, SRKP 2, Inc.